Exhibit 99.1

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BN4HT335

Issuer Name

INDIVIOR PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights; Other

Comments
Erratum

3. Details of person subject to the notification obligation

Name

Societe Generale

City of registered office (if applicable)

London

Country of registered office (if applicable)

United Kingdom

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

11-Mar-2024

6. Date on which Issuer notified

27-Jun-2024

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	6.031900	0.000300	6.032200	8218150
Position of previous notification (if applicable)	5.999200	0.000000	5.999200

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BN4HT335	8217699		6.031900
Sub Total 8.A	8217699		6.031900%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Contract For Difference	N/A	N/A	Cash	451	0.000300
Sub Total 8.B2				451	0.000300%

9. Information in relation to the person subject to the notification obligation

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Correction of a previous notification

12. Date of Completion

12-Mar-2024

13. Place Of Completion

London, United Kingdom